Mail Stop 3561

August 6, 2008

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

> **Re: IC Places, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 30, 2008**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 5, 2008**
> **File No. 0-53278**

Dear Mr. Samblis:

We have limited our review of your amendments to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1.   As we previously indicated, your registration statement will become effective by operation of law 60 days from the date you initially filed it with us. You will then become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document. Please confirm your understanding of this matter.

2.   In future filings, please include the sequential numbering of your amendment. See Rule 12b-15 of the Exchange Act.

Item 5 Directors and Executive Officers, page 22

Management Team, page 22

3.   Please revise management's biographical information to remove editorial comments and adjectives that could be construed as "puffing." For example, on page 22 you state that Mr. Samblis is "widely regarded as an expert on IPOs" and that Mr. Blackwell "has been a leader in 4 start-up companies while keeping the customer retention at 98%." Please remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance. Refer to Item 5 of Form 10 and Item 401 of Regulation S-K.

Item 11 Description of Securities, page 24

The Number of Shares Outstanding, page 24

4.   We note that your disclosure at the bottom of page 25 and the top of page 26 states that there are currently 27,575,000 shares of your common stock held by your officers and directors but we also note that the sum of the shares reflected in the table on page 21 is 33,520,000 shares. Please revise either the table on page 21 or the disclosure on pages 25 and 26. If your officers and directors in fact own 33,520,000 shares of your common stock, it appears this would represent 67% of your issued and outstanding common stock (based on 50,000,000 shares outstanding) and not the 55% noted both 1) in the risk factor on page 15 "We are controlled by our principal stockholders and management, which will limit other stockholders' ability to influence our operations and may affect the likelihood that other stockholders will receive a premium for your securities through a change in control" and 2) in the first paragraph at the top of page 26. Please revise your disclosure as appropriate.

Item 15 Financial Statements and Exhibits, page 27

5.   We note that, in response to comment three in our letter dated July 3, 2008, you filed 1) your Certificate of Incorporation as Exhibit 3.1 to Amendment No. 1 to your Registration Statement filed with us on July 30, 2008 and 2) the related amendment thereto as Exhibit 3.2 to Amendment No. 2 to your Registration Statement filed with us on August 5, 2008. We note that there are additional exhibits that are required to be filed with your registration statement. In this regard:

- Please file as an exhibit to your registration statement your Bylaws as currently in effect and any amendments thereto. Refer to Item 601(b)(3) of Regulation S-K.

- We note that your risk factor "We obtain some of the data used in our services from third party suppliers and government entities" on page 10 states that you have supply agreements. To the extent that these supply agreements were not made in the ordinary course of your business and they are material to your business, please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

- We note that your risk factor "Our business will not succeed if we are unable to keep pace with rapid technological changes" on page 12 states that you have material marketing agreements. Please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

- We note that Mr. Martin's biography on page 22 states that Bridger Web is wholly owned by IC Places. If this entity is a subsidiary of the company, please include an exhibit listing this subsidiary and any other subsidiaries you have. Refer to Item 601(b)(21) of Regulation S-K.

- Note 5 to your financial statements states that the company has signed a purchase agreement to acquire 100% of the stock of a full-service IT firm in exchange for shares of company stock. To the extent this agreement represents a material acquisition for the company, please file this agreement an exhibit to your registration statement. Refer to Item 601(b)(2) of Regulation S-K.

The above list is not intended to be exhaustive. Refer to Item 601(b) of Regulation S-K. In addition, discussion of your material agreements as well as your subsidiaries and your intended acquisition are to be discussed in the business section. Refer to Item 1 of Form 10 and Item 101 of Regulation S-K.

6. As required by Item 13 of Form 10, please update your financial statements to include the interim financial statements required by, and in the form set forth in, Item 8-03 of Regulation S-X.

Signatures, page 28

7.   Please print the name and title of Mr. Samblis under his signature on the signature
        page. See page 3 of Form 10, available on our website at
        http://www.sec.gov/about/forms/form10.pdf. We also note that his name is
        spelled "Samblis" and "Sambliss" throughout the document. Please revise your
        disclosure to reflect the correct spelling of his name.

                                        * * * * *

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at
(202) 551-3725 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director